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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Inverness Medical Innovations, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
46126P 10 6 (CUSIP Number)
Jose M. de Lasa Abbott Laboratories 100 Abbott Park Road Abbott Park, Illinois 60064-6049 (847) 937-8905 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2003 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46126P 10 6	13D	Page 1 of 1 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abbott Laboratories I.R.S. Identification No. 36-0698440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER 1,550,933
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 0
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 1,550,933

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,933

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%

14	TYPE OF REPORTING PERSON CO

Item 1.    Security and Issuer

        This statement relates to shares of the common stock, par value $0.001 per share (the "Inverness Common Stock"), of Inverness Medical Innovations, Inc. ("Inverness"), a Delaware corporation, whose principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.

Item 2.    Identity and Background

        (a)–(c), (f)    This Schedule 13D is being filed by Abbott Laboratories, a corporation organized and existing under the laws of the State of Illinois ("Abbott"). Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049.

        The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

        (d) and (e)    During the last five years, neither Abbott nor, to the best knowledge of Abbott, any person listed on Exhibit 1, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        Pursuant to the Asset Purchase Agreement dated as of September 30, 2003 among Inverness, Inverness Medical Switzerland GMBh, Morpheus Acquisition Corp. and Morpheus Acquisition LLC (collectively, the "Inverness Buyers") and Abbott (the "Purchase Agreement"), the Inverness Buyers purchased certain assets and liabilities relating to Abbott's Fact plus®, Signify® and Abbott TestPack® product lines (the "Transaction"). A portion of the consideration paid by the Inverness Buyers to Abbott consisted of 1,550,993 shares of Inverness Common Stock (the "Shares").

Item 4.    Purpose of Transaction

        As disclosed in Item 3, Abbott acquired the Shares as partial consideration for the Transaction pursuant to the terms of the Purchase Agreement.

        (a)–(j)    Abbott intends to monitor its interests in Inverness on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Abbott may from time to time acquire additional shares of Inverness Common Stock, dispose of some or all of the shares of Inverness Common Stock then beneficially owned by it, discuss Inverness' business, operations, or other affairs with Inverness' management, board of directors, shareholders or others or take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, Abbott has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.    Interest in Securities of the Issuer

        (a)   The Shares represent approximately 8.1% of the outstanding shares of the Inverness Common Stock. The calculation of the foregoing percentage is based on 17,675,244 shares of Inverness Common Stock outstanding as of September 26, 2003, as disclosed by Inverness in the Purchase Agreement.

        (b)   Abbott has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

        (c)   Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of Inverness during the past sixty days.

        (d)   No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

        (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information set forth in Items 3 and 4 of this statement is hereby incorporated by this reference. Reference is made to the full text of the Purchase Agreement and the Registration Rights Agreement, dated as of September 30, 2003, between Inverness Medical Innovations, Inc. and Abbott Laboratories, each of which is annexed hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference. To Abbott's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and any other person, with respect to any securities of Inverness.

Item 7.    Material to be Filed as Exhibits

  Exhibit 1—Information Concerning Officers and Directors of Abbott Laboratories.

  Exhibit 2—Asset Purchase Agreement dated as of September 30, 2003 among Inverness Medical Innovations, Inc., Inverness Medical Switzerland GMBh, Morpheus Acquisition Corp. and Morpheus Acquisition LLC and Abbott Laboratories (incorporated by reference as Exhibit 2.1 to the Inverness Medical Innovations, Inc. Form 8-K filed with the Securities and Exchange Commission on October 9, 2003 (Commission File No. 001-16789).

  Exhibit 3—Registration Rights Agreement dated as of September 30, 2003 between Inverness Medical Innovations, Inc. and Abbott Laboratories (incorporated by reference as Exhibit 99.2 to the Inverness Medical Innovations, Inc. Form 8-K filed with the Securities and Exchange Commission on October 9, 2003 (Commission File No. 001-16789).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2003
/s/ THOMAS C. FREYMAN
	Name:	Thomas C. Freyman
	Title:	Senior Vice President, Finance and Chief Financial Officer

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURE